Exhibit 99.3

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

THOMSON REUTERS PLC

May 13, 2009

VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your voting instruction card available when you access the web page, and use the Company Number and Account Number shown on your voting instruction card.

COMPANY NUMBER
ACCOUNT NUMBER
TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States and Canada or 1-718-921-8500 from other countries from any touch-tone telephone and follow the instructions. Have your voting instruction card available when you call and use the Company Number and Account Number shown on your voting instruction card.

Vote online or by phone until 11:59 PM EDT on May 7, 2009.

MAIL - Sign, date and mail your voting instruction card in the envelope provided as soon as possible.

THE FOLLOWING VOTING INSTRUCTION CARD RELATES TO AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THOMSON REUTERS PLC AND IS BEING SENT TO THE HOLDERS OF THOMSON REUTERS PLC AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG THOMSON REUTERS PLC, DEUTSCHE BANK TRUST COMPANY AMERICAS, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS

Please detach along perforated line and mail in the envelope provided IF you are not voting by telephone or the Internet.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1-15. To elect each of the following individuals as directors of Thomson Reuters.		FOR	AGAINST	WITHHOLD			FOR	AGAINST	WITHHOLD

1.	David Thomson	☐	☐	☐	10.	Sir Deryck Maughan	☐	☐	☐

2.	W. Geoffrey Beattie	☐	☐	☐	11.	Ken Olisa	☐	☐	☐

3.	Niall FitzGerald, KBE	☐	☐	☐	12.	Vance K. Opperman	☐	☐	☐

4.	Thomas H. Glocer	☐	☐	☐	13.	John M. Thompson	☐	☐	☐

5.	Manvinder S. Banga	☐	☐	☐	14.	Peter J. Thomson	☐	☐	☐

6.	Mary Cirillo	☐	☐	☐	15.	John A. Tory	☐	☐	☐

7. 8. 9.	Steven A. Denning Lawton Fitt Roger L. Martin	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐	16.
To re-appoint the Canadian firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters Corporation and the UK firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters PLC and to authorize the directors of Thomson Reuters to fix the auditors’ remuneration.
							☐	☐	☐

					17.
To receive the financial statements of Thomson Reuters for the year ended December 31, 2008 and the auditors’ reports on those statements (consisting of the primary Thomson Reuters Corporation consolidated financial statements as well as standalone Thomson Reuters PLC financial statements prepared to comply with UK legal and regulatory requirements).
							☐	☐	☐

					18.	To receive the directors’ report of Thomson Reuters PLC for the year ended December 31, 2008.	☐	☐	☐

					19.	To approve the directors’ remuneration report (and the auditors’ report thereon) of Thomson Reuters PLC for the year ended December 31, 2008.	☐	☐	☐

					20.	To approve a renewal of the authority to allot Thomson Reuters PLC shares.	☐	☐	☐

					21.	To approve a renewal of the disapplication of preemptive rights related to the issuance of Thomson Reuters PLC shares.	☐	☐	☐

					22.	To approve a renewal of the authority to buy back Thomson Reuters PLC ordinary shares in the open market.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐	23.
To approve a continuing authority for Thomson Reuters PLC to call a general meeting of shareholders (other than an annual general meeting) in accordance with Thomson Reuters PLC’s Articles of Association upon not less than 14 clear days’ notice in writing.
							☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this voting instruction card. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney-in-fasct, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

THOMSON REUTERS PLC

(Continued and to be signed on the reverse side)